SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------


                                 SCHEDULE 14D-9
                      Solicitation/Recommendation Statement
                             under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                            NTS-Properties Plus Ltd.
                            (Name of Subject Company)

                            NTS-Properties Plus Ltd.
                       (Names of Person Filing Statement)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    629421108
                      (CUSIP Number of Class of Securities)

                     J.D. Nichols, Managing General Partner
                                       of
                         NTS-PROPERTIES PLUS ASSOCIATES
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800
            (Name, address and telephone number of person authorized
               to receive notices and communications on behalf of
                                 filing person)

                                    Copy to:

                                Mark R. Borrelli
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 836-4014

[ ]      Check  the  box  if  the   filing   relates   solely   to   preliminary
         communications made before the commencement of a tender offer.

Item 1.  Subject Company Information

         (a) The name of the subject company is NTS-Properties Plus Ltd., a Florida limited partnership (the "Partnership"). The Partnership's principal executive offices are located at 10172 Linn Station Road, Louisville, Kentucky 40223 and its telephone number is (502) 426-4800.

         (b) The subject class of equity securities is limited partnership interests in the Partnership (the "Interests"). As of the date of this Offer, the Partnership had 643,650 outstanding Interests held by 988 holders of record.

Item 2. Identity and Background of Filing Persons.

         (a) The name and business address of the Partnership, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

         (d) This Schedule 14D-9 relates to an Offer to Purchase dated November 30, 2000 (the "Offer to Purchase") by ORIG, LLC, a Kentucky limited liability company and affiliate of the Partnership (the "Offeror"), to purchase for cash up to 611,266 Interests from limited partners that are not affiliates of the Partnership or the Offeror (the "Limited Partners"), at a price of $1.15 per Interest, subject to the terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer") included as exhibits to a Schedule TO (the "Schedule TO") filed by the Offeror on November 30, 2000. The Offer to Purchase and the Letter of Transmittal have been included as Exhibit (a)(1)(i) and (a)(1)(ii) hereto, respectively, and each is incorporated herein by reference where specifically indicated.

Item 3. Past Contracts, Transactions, Negotiations and Agreements.

         Information contained in Part I, Section 5 of the Offer to Purchase is incorporated herein by this reference.

Item 4.  The Solicitation or Recommendation.

         (a) NTS-Properties Plus Associates, a Kentucky limited partnership (the "General Partner") is recommending that the Limited Partners tender their Interests pursuant to the Offer.

         (b)-(c) Information contained in Part I, Sections 1 and 2 of the Offer to Purchase is incorporated herein by this reference.

Item 5.  Persons/Assets, Retained, Employed, Compensated or Used.

          (a) Information contained in Part II, Section 14 of the Offer to Purchase is incorporated herein by this reference.

Item 6. Interest in Securities of the Subject Company.

          (b) Information contained in Part II, Section 12 of the Offer to Purchase is incorporated herein by this reference.

Item 7.  Purpose of the Transaction and Plans or Proposals.

          (d)(1)(i) The Partnership is not currently undertaking or engaged in any negotiations in response to the Offer that relate to a tender offer or other acquisition of Interests by the Partnership, or any other person.

          (d)(1)(ii) The Partnership is not currently undertaking or engaged in any negotiations in response to the Offer that relate to:


          o any plans, proposals or negotiations that relate to or would result in any extraordinary transactions such as a merger, reorganization or liquidation, involving the Partnership; or

          o any plans, proposals or negotiations that relate to or would result in any purchase, sale or transfer of a material amount of assets of the Partnership; or

          o any plans, proposals or negotiations that relate to or would result in any material change in the present distribution policy or indebtedness or capitalization of the Partnership.

          (d)(2) Not Applicable.

Item 8.  Additional Information.

          (b)      None.

Item 9.  Material to be Filed as Exhibits.

          (a)(1)(i)        Offer   to   Purchase   dated   November   30,   2000
                           (Incorporated by reference to Exhibit (a)(1)(i) to Schedule TO filed by ORIG, LLC on November 30, 2000.)
          (a)(1)(ii) Form of Letter of Transmittal. (Incorporated by reference to Exhibit (a)(1)(ii) to Schedule TO filed by ORIG, LLC on November 30, 2000.)
          (a)(2)           None.
          (a)(3)           None.
          (a)(4)           None.
          (a)(5)           None.

          (e) Part I, Section 5 of the Offer to Purchase dated November 30, 2000 (Incorporated by reference to Exhibit (a)(1)(i) to Schedule TO filed by ORIG, LLC on November 30, 2000.)
          (g)              None.

                                    SIGNATURE
                                    ---------

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    November 30, 2000           NTS-PROPERTIES PLUS LTD., a Florida limited
                                     partnership


                                     By:  NTS-PROPERTIES PLUS ASSOCIATES, a
                                          Kentucky limited partnership
                                          and General Partner

                                     By:  /s/ J.D. Nichols
                                          --------------------------------------
                                          J.D. Nichols, Managing General Partner

                                    EXHIBITS
                                    --------


Exhibit
Number                    Description
------                    -----------
(a)(1)(i)                 Offer   to   Purchase    dated   November   30,   2000
                          (Incorporated by reference to Exhibit (a)(1)(i) to Schedule TO filed by ORIG, LLC on November 30, 2000.)

(a)(1)(ii) Form of Letter of Transmittal. (Incorporated by reference to Exhibit (a)(1)(ii) to Schedule TO filed by ORIG, LLC on November 30, 2000.)

(a)(2)                    None.

(a)(3)                    None.

(a)(4)                    None.

(a)(5)                    None.

(e) Part I, Section 5 of the Offer to Purchase dated November 30, 2000 (Incorporated by reference to Exhibit (a)(1)(i) to Schedule TO filed by ORIG, LLC on November 30, 2000.)

(g)                       None.